Exhibit 26

Daniel S. Och

c/o Willoughby Capital Holdings, LLC

667 Madison Avenue

Floor 23

New York, New York 10065

November 3, 2022

Board of Directors

Sculptor Capital Management, Inc.

9 West 57th Street

39th Floor

New York, New York 10019

Dear Sculptor Board Members,

On August 24, 2022, I and a group of founding partners of Sculptor Capital Management, Inc. (the “Company”) brought a books-and-records action related to governance failures that, among other things, resulted in an exorbitant compensation package to the Company’s CEO, totaling $145.8 million in 2021 alone, despite sustained poor performance. That public lawsuit was only necessary because the Company had refused to honor our shareholder rights under Delaware law to provide us with information that would explain how the Board could come to this decision.

The Company wishes to cast the current situation as simply a personal grudge. I understand why—it allows the Company to obfuscate the real issues of entrenchment, governance failures, and poor performance. However, shareholders have been harmed by the decisions made by the Board. The record shows:

•

In 2019, when I and the founding partners relinquished 35% of our ownership in the Company for the benefit of Mr. Levin and other senior managers, we were assured that the Board would be responsible for protecting the interests of all equity holders and overseeing Mr. Levin, which was central to our decision to voluntarily restructure the partnership.

•

Yet, during the two-year period since Mr. Levin was designated the incoming CEO, the Board allowed Mr. Levin to devote himself to entrenching his position at the Company, shaping the Board of Directors, and wielding that resulting leverage to extract ever escalating pay packages that are divorced from performance and cannot be supported by the Company’s core earning power.

•	The Board permitted the most recent compensation package to be approved by at least one conflicted director, COO Wayne Cohen, a subordinate of Mr. Levin, who Mr. Levin appointed to the Board.

•	Between June 2020 and November 2021, five members of the seven-person Board departed. Three of those directors had served on the Compensation Committee. Four left before the end of their terms.

•	ISS has consistently criticized both the governance and compensation schemes of the Company, expressing “high” concern and giving it the worst possible score in the compensation category.

•	The Company ceased monthly performance reporting and its securities filings are opaque, delayed, and lacking critical disclosures, particularly on compensation details.

These are the issues that we, and the other public shareholders, are questioning. Nothing in our books-and-records action put at issue my dealings with Mr. Levin many years ago. Yet because the Company could not objectively explain the profound disconnect between abysmal performance and exorbitant CEO pay, the Company chose to interject old history into the litigation—specifically by claiming, falsely, that my decision not to elevate Mr. Levin as CEO was because of animus arising out of past dealings with respect to a government investigation.

In light of those misrepresentations, we were obliged to correct the record in court: In the fall of 2017, I passed over Mr. Levin for several reasons, including my belief that Mr. Levin would place his own interests ahead of the Company and because of a personal issue in Mr. Levin’s past that had become particularly relevant given society’s heightened focus on these issues at the time. This statement is truthful and reflects my views in 2017 and since, as confirmed in the communications that I had with the Board at the time.

I am also obliged to correct the record created by the Board’s statement made earlier this week, suggesting that I knew that Harvard had “exonerated” Mr. Levin. I did not. Not only have I never seen any report from Harvard, but based on the information presented to me in 2017, I had concerns about the matter, which I made clear to the Board at the time and in subsequent meetings when the issue arose. These facts are reflected in the Company’s records.

I write today because I believe that time is of the essence. The Company’s governance issues and structural performance deficit threaten its core business. Below are nine-month, three-year and five-year performance data through September 30, 2022 for the multi-strategy fund and the credit fund. This period coincides with Mr. Levin’s tenure as CIO.

Net Annualized Returns	9-Month	Three-Year	Five-Year
Multi-Strategy Fund	(13.9%)	4.6%	4.4%
Credit Fund	(3.4%)	3.6%	4.5%

In 2021, the multi-strategy fund’s return was in the bottom quartile. In 2022, performance has further deteriorated—down 13.9% as of the end of the third quarter, one of the lowest returns of its multi-strategy peers.

I believe that it is imperative that the Company stop trying to create a false narrative of animus and show investors that there is a better path forward. In its response to my prior letter, the Board said that it is open to alternatives. As such, I urge the Board to publicly announce that it will pursue a broad range of strategic alternatives. If the Board is serious about its legal obligations, its openness to alternatives should be transparent and carried out by a committee of truly independent directors focused solely on what is best for shareholders. With the guidance of independent counsel and independent financial advisors, that committee should encourage a broad process that does not favor existing management over third parties, and whose sole purpose is to maximize shareholder value.

With a fresh approach to management and leadership, the Company can and should do better.

Sincerely,

/s/ Daniel S. Och

cc:    Andrew J. Levander, Dechert LLP

Kenneth E. Young, Dechert LLP

David M. Levine, Sculptor Capital Management, Inc.